January 7, 2025

Ryan Melsert
Chief Executive Officer
American Battery Technology Co.
100 Washington Street, Suite 100
Reno, NV 89503

       Re: American Battery Technology Co.
           Registration Statement on Form S-1
           Filed December 13, 2024
           File No. 333-283807
Dear Ryan Melsert:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Plan of Distribution, page 16

1. We note your disclosure on page 16 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to
       Item 512(a)(1)(iii) of Regulation S-K.
Exhibits

2. You provide you are offering up to 12,505,900 shares of common stock offered by your selling stockholders. However, your legal opinion states the Company is registering up to 12,505,883 shares of common stock. Please revise or advise.
 January 7, 2025
Page 2

General

3. We note the shares to be offered in this filing were acquired by the selling shareholders in a private placement on November 26, 2024, with this registration statement filed on December 13, 2024. Please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see
       Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Purcell at 202-551-5351 or Daniel Morris at 202-551-3314
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Amy Bowler